CONFIDENTIAL TREATMENT REQUESTED
BY REALPAGE, INC.: RP-002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.
July 2, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director
Patrick Gilmore, Accounting Branch Chief
Katherine Wray, Staff Attorney
Jennifer Fugario, Staff Accountant

Re:	RealPage, Inc.
Registration Statement on Form S-1
File No. 333-166397
Initially Filed April 29, 2010
Amendment No. 1 Filed June 7, 2010
Ladies and Gentlemen:
     We are submitting this letter on behalf of RealPage, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 25, 2010 (the “Staff Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-166397) (the “Registration Statement”) filed with the Commission on June 7, 2010 (“Amendment No. 1”).

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 2
     Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter and the supplemental materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.
     The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 2 (against Amendment No. 1).
     In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.
     General
1.	Your response to prior comment 4 suggests that you believe that cover page disclosure of the significant beneficial ownership of the company’s common stock by insiders is appropriate only if Mr. Winn and entities beneficially owned by him, or other insiders acting together, will hold a majority of the outstanding common stock following the offering. Please provide further support for this conclusion, given that as a significant minority shareholder who is also your chief executive officer and chairman, Mr. Winn may be able to control the company following the offering, as your risk factor on page 32 indicates. Once the actual size of the offering and the extent of selling shareholder participation are determined, if you conclude that Mr. Winn’s post-offering beneficial ownership of the company’s common stock is not a key aspect of the offering that should be disclosed on the prospectus cover page or in the prospectus summary, please provide us with your analysis in support of this conclusion.
     In response to the Staff’s comment, the Company has revised the prospectus cover to include disclosure of the approximate percentage ownership of Stephen T. Winn, our Chief Executive Officer and Chairman of the Board, and entities beneficially owned by Mr. Winn after this offering. Additionally, the Company has revised the prospectus summary on page 4 to include disclosure regarding the risks related to this offering and ownership of our common stock, one of which is the concentration of our capital stock owned by insiders, including Stephen T. Winn and entities beneficially owned by Mr. Winn.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 3
     Prospectus Summary, page 1
2.	We note your response to prior comment 5 and the related supplemental information provided. Please clarify in the prospectus that the assertions set forth beginning on pages 2 and 82 regarding the benefits of your solutions are the company’s beliefs based on informal customer feedback.
     In response to the Staff’s comment, the Company has included disclosure to clarify that the assertions set forth beginning on pages 2 and 83 of the prospectus regarding the benefits of the Company’s solutions are the Company’s beliefs. The Company respectfully submits that the Company’s beliefs are not based entirely on informal customer feedback. The informal customer feedback noted in response to prior comment 5 represented sample objective support for the statements and not the exclusive grounds for the Company’s beliefs. As a result, the Company respectfully advises the Staff that the Company believes it is not appropriate to indicate that the Company’s beliefs are based on informal customer feedback.
3.	We further note your response to prior comment 6 and the related supplemental information provided. Please confirm, if accurate, that the referenced rankings of the National Multi Housing Council were not prepared for the company.
     In response to the Staff’s comment, the Company confirms that the referenced rankings of the National Multi Housing Council were not prepared for the Company.
     Risk Factors
     “We have a history of operating losses . . .,” page 12
4.	Please update this risk factor to reflect the company’s net loss for the quarterly period ended March 31, 2010.
     In response to the Staff’s comment, the Company has updated the disclosure on page 12 to reflect the Company’s net loss for the quarterly period ended March 31, 2010.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 4
     Business
     Facilities, page 94
5.	We note that in response to prior comment 1 you have added a description of your Master Services Agreement with DataBank. Please revise this description to indicate that the initial 36-month term has expired, as appears to be the case from the Service Order filed as part of Exhibit 10.48; or advise.
     In response to the Staff’s comment, the Company has included disclosure on page 95 to reflect that the initial 36-month term of the subject agreement expired and that the agreement automatically renews for successive one-year terms.
     Management
     Executive Officers and Directors, page 96
6.	You disclose that Margot Lebenberg was named executive vice president, chief legal officer and secretary of the company in May 2010, and you have filed her employment agreement as an exhibit to the registration statement. Please consider describing the material terms of her employment agreement in an appropriate place in the registration statement, as we note you have done for your named executive officers beginning on page 115.
     In response to the Staff’s comment, the Company has included disclosure beginning on page 131 to reflect the material terms of Ms. Lebenberg’s employment agreement.
     Executive Compensation
     Compensation Discussion and Analysis
     Compensation Components
     Performance-Based Cash Bonuses, page 108
7.	In response to prior comment 26, you confirm that the company relied on Instruction 4 to Item 402(b) of Regulation S-K to omit quantitative disclosure of the corporate performance targets used to determine cash awards to your named executive officers for 2009 under your management incentive plan. However, we are unable to agree, based on the information provided, that

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 5
disclosure of the overall corporate revenue and adjusted EBITDA performance targets (as opposed to the product-family-specific revenue and profit targets) would likely cause substantial competitive harm to the company. Accordingly, please disclose the 2009 overall corporate revenue and adjusted EBITDA performance targets. Alternatively, provide additional supplemental analysis in support of your belief that disclosure of these historical, company-wide performance targets would cause competitive harm. Ensure that your analysis and examples are specific to the company and the particular performance metrics at issue.

In this regard, the assertion that disclosure of these targets could allow competitors to attract your employees by developing compensation plans with lower performance targets could apply to any type of performance metric. Further, the assertion that disclosure of historical revenue and/or adjusted EBITDA targets could be used to corroborate speculation about a proposed expansion or acquisition by the company depends on numerous hypothetical contingencies. Accordingly, the likelihood of competitive harm ensuing from such disclosure is unclear, particularly given the company’s recent history with acquisitions, which as you note in response to prior comment 22 have not materially contributed to the company’s growth for fiscal years 2007 through 2009.
     In response to the Staff’s comment, the Company has revised page 110 to provide disclosure regarding the 2009 overall corporate revenue and adjusted EBITDA performance targets.
     Consolidated Financial Statements
     Consolidated Statements of Operations and Statements of Comprehensive Income, page F-4
8.	Please tell us how you considered including pro forma earnings per share information to address the effect of the proceeds intended to be used to repay a portion of your outstanding debt. In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay a portion of the debt. Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in computing pro

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 6
forma earnings per share. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 45 to reflect the effects of the interest expense adjustment, net of tax, and the number of shares issued in this offering whose proceeds will be used to repay a portion of our indebtedness. The Company has not, however, revised the disclosures in the respective F-pages, as the number of shares issued in this offering has not been determined to date. The Company concluded that having such a disclosure open in the F-pages at this stage of the filing would not be appropriate.
     Note 7. Redeemable Convertible Preferred Stock, page F-22
9.	We note your response to prior comment 34 that the consent of 90% of the Series A redeemable convertible preferred stockholders is required to allow the mandatory conversion of all redeemable convertible preferred stock prior to the closing of a qualified initial public offering. Please revise your unaudited pro forma presentation disclosure on page F-8 to clarify this until you have obtained the requisite consent from the Series A redeemable convertible preferred stockholders.
     In response to the Staff’s comment, the Company has revised the unaudited pro forma presentation disclosure on page F-8 to clarify that upon consent of 90% of our Series A redeemable convertible preferred stock and assuming achievement of the net proceeds and per share price requirements of a qualified initial public offering, all of our redeemable convertible preferred stock will convert into shares of our common stock prior to the closing of this offering.
     Item 16. Exhibits and Financial Statement Schedules, page II-2
10.	Further to the comment immediately above, your response to prior comment 34 indicates that the company anticipates that it will obtain the requisite consent required for mandatory conversion of all of its redeemable convertible preferred stock immediately prior to closing this offering. Please confirm that you intend to file this consent, once obtained, as an exhibit to your registration statement pursuant to Item 601(b)(4) of Regulation S-K or otherwise. Alternatively, please explain why you do not believe it is required to be filed.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 7
     The Company respectfully submits that Item 601(b)(4) requires the filing of instruments defining the rights of holders of the equity or debt securities being registered including, where applicable, the relevant portion of the articles of incorporation or by-laws of the registrant. The Company also respectfully submits that the Company’s certificate of incorporation defines the rights of the holders of the Company’s capital stock and that the stockholder consent is merely a means of reflecting the intent of the holders of the Series A redeemable convertible preferred stockholders to consent to the mandatory conversion of all of its redeemable convertible preferred stock immediately prior to the closing of a qualified initial public offering. As a result, the Company respectfully submits that the stockholder consent is not required to be filed as an exhibit to the Registration Statement because it does not define the rights of the holders of capital stock.
     The Company also wishes to notify the Staff that it currently expects the price range to be included on the cover of the Company’s preliminary prospectus will be within a range of $[****]-$[****] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. The following discussion provides:
•	an update on offering timing considerations;

•	a summary of information provided to the Staff to date in connection with its review of the Company’s option pricing and fair value determinations;

•	disclosure regarding the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price assuming the midpoint of the range provided above and the exercise price of the options outstanding as of March 31, 2010 as requested by the Staff in comment 17 in the Staff’s letter dated May 26, 2010; and

•	a discussion of each significant factor contributing to the difference between the estimated IPO price assuming the midpoint of the range provided above and the fair value determined at each grant date as requested by the Staff in comment 18 in the Staff’s letter dated May 26, 2010.
     Timing Considerations
     The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on July 27, 2010 and commencing its road show on July 28, 2010, with a target of pricing its offering on August 11, 2010.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 8
     Previously Provided Information
     The following is a summary of the responses to the Staff to date in connection with the Staff’s review of the Company’s option pricing decisions:
•	Registration Statement. The sections captioned “Stock-Based Compensation” and “Valuation of Common Stock” at pages 55 through 59 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement include a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the Board of Directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

•	Response letter dated June 7, 2010. In response to comment 16 in the Staff’s letter dated May 26, 2010, the Company revised the disclosure on pages 57 through 59 related to the valuation of its common stock to include quantitative information for significant assumptions that management believes are material and useful to potential investors and also expanded the disclosure to include a description of the basis for these determinations. In response to comment 17 in the Staff’s letter dated May 26, 2010, the Company added disclosure on page 59 relating to the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of March 31, 2010 to be completed with the requested values in a subsequent amendment that includes a price range. In response to comment 18 in the Staff’s letter dated May 26, 2010, the Company updated the disclosure on pages 57 through 59 to continue to describe significant intervening events within the Company and changes in assumptions, as well as weighting and selection of valuation methodologies employed in determining the fair value at each grant date. In response to comment 19 in the Staff’s letter dated May 26, 2010, the Company provided an overview of its discussions with the underwriters regarding proposed valuations and comparables.
     Intrinsic Value of Outstanding Options
     In response to comment 17 in the Staff’s letter dated May 26, 2010, the Company added disclosure on page 59 relating to the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 9
options outstanding as of March 31, 2010 to be completed with the requested values in a subsequent amendment that includes a price range. The Company supplementally advises the Staff that assuming the midpoint of the range provided above and the exercise price of the options outstanding as of March 31, 2010 the disclosure on page 59 would be completed as follows:
     “Assuming the sale of shares contemplated by this offering is consummated at $[****] per share, which is the midpoint of the range of the initial public offering prices listed on the cover page of this prospectus, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of March 31, 2010 would be $[****] million and $[****] million, respectively. Although it is possible that the completion of this offering will add value to the shares of our common stock because they will have increased liquidity and marketability, the amount of any additional value cannot be measured with precision or certainty.”
     Discussion of Option Pricing and Fair Value Determinations
     As previously disclosed in the Registration Statement, each time the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) has granted options during the period from February 2009 to the present (the “Review Period”), the Compensation Committee has granted those options with an exercise price greater than the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, the Compensation Committee was required to determine in good faith the fair value of the common stock, and in doing so it considered, among other things, the following factors:
•	the Company’s current and historical operating performance;

•	the Company’s expected future operating performance;

•	the Company’s financial condition at the grant date;

•	the liquidation rights and other preferences of the Company’s preferred stock;

•	any recently privately negotiated sales of the Company’s securities to independent third parties;

•	input from the Company’s management;

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 10
•	the lack of marketability of the Company’s common stock;

•	the potential future marketability of the Company’s common stock;

•	the business risks inherent in the Company’s business and in technology companies, generally;

•	the market performance of comparable public companies; and

•	the U.S. and global capital market conditions.
     As detailed in the Registration Statement, the Company and its Compensation Committee have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). To this end, the Company obtained contemporaneous independent valuations from Business Valuation Advisors LLC, a nationally recognized independent accounting and valuation firm. In total, the Company obtained six separate valuation reports during the Review Period (February 2009, June 2009, September 2009, December 2009, February 2010 and May 2010) to ensure that all relevant business developments were taken into account in making valuation determinations and to ensure that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.
     Throughout the Review Period, the Compensation Committee has consisted of individuals with significant experience in business, finance, venture capital and/or private equity in general and significant experience in valuing technology companies and determining the fair values of their common stock. The Compensation Committee reached its determinations of the estimated fair value of its common stock after considerable discussion and made its determinations in good faith, based on the information available on the date of grant.
     In light of the foregoing, the Company believes that the actions of its Compensation Committee to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the FASB Accounting Standards Codification (“ASC”) 718 Compensation—Stock Compensation and the AICPA Practice Aid.
Option Grants and Fair Value Determinations — February 2009 through December 2009
     The primary drivers for the changes in the valuation of the Company and its common stock from February 2009 to December 2009 are summarized in the Registration Statement.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 11
During this period, the Compensation Committee granted options at an exercise price of $3.00, which was consistently greater than the fair value indicated by the contemporaneous valuation reports provided during this period.
     Option Grants and Fair Value Determinations — February 2010
     The primary drivers for the changes in the valuation of the Company and its common stock from December 2009 to February 2010 are summarized in the Registration Statement. During February 2010, the Compensation Committee granted options at an exercise price of $3.75, which was greater than the fair value indicated by the contemporaneous valuation report dated February 25, 2010.
     Option Grants and Fair Value Determinations — April 2010 through June 3, 2010
     The primary drivers for the changes in the valuation of the Company and its common stock from February 2010 to June 3, 2010 are summarized in the Registration Statement. During this period, the Compensation Committee granted options at an exercise price of $4.00, which was consistently greater than the fair value indicated by the contemporaneous valuation reports provided during this period.
     Estimated Price Range — July 2010
     In connection with the Company’s efforts to evaluate whether to pursue a public offering during the third fiscal quarter of 2010, on June 28, 2010 and July 1, 2010, the representatives of two of the managing underwriters provided the Company with preliminary valuation information of the Company’s common stock assuming the consummation of the initial public offering on July 1, 2010. The representatives of two of the managing underwriters indicated to the Company that the preliminary valuation information was subject to a number of conditions and assumptions. Based on, among other things, this preliminary valuation information, the Company currently expects to include a price range on the cover of its preliminary prospectus to be filed in an amendment to the Registration Statement on or about July 27, 2010. The Company does not know and is not able to predict at this time the precise range to be printed on the cover of the Company’s preliminary prospectus but currently expects that it will be $[****] - $[****] per share.
     The following discussion describes the primary drivers of the increase in the fair value of common stock from June 3, 2010 as determined by the Compensation Committee to the price range the Company currently expects to be included on the cover of the preliminary prospectus.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 12
•	Substantially Enhanced Balance Sheet and Financial Condition of the Company. The proceeds of a successful public offering would strengthen substantially the Company’s balance sheet by increasing its cash and reducing its outstanding indebtedness. Additionally, the completion of a public offering would provide the Company with access to the public company debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the price range the Company currently expects to be included on the cover of the preliminary prospectus.

•	Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The valuation of the common stock of the Company by the Compensation Committee on June 3, 2010 reflected the fact that the common stock on that date was illiquid and the risk that, in view of difficult market conditions, a public offering remained uncertain. The valuation reflected in the price range the Company currently expects to be included on the cover of the preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public offering market without liquidity and marketability discounts.

•	IPO Scenario Probability. The valuation of the common stock of the Company by the Compensation Committee on June 3, 2010 assumed a 25% probability of the Company remaining a private company through 2010, as there were still execution and timing risks associated with the completion of the Company’s public offering. However, the price range the Company currently expects to be included on the cover of the preliminary prospectus assumes the successful completion of the Company’s public offering, resulting in an increased common stock valuation as compared to the Company’s prior valuations that assumed at least a 25% probability of the Company remaining privately held throughout 2010.

•	Conversion of Preferred Stock. The Company’s redeemable convertible preferred stock currently enjoys substantial economic rights and preferences over the Company’s common stock, including fair value redemption rights and cumulative dividends. The price range the Company currently expects to be included on the cover of the Company's preliminary prospectus assumes the conversion of the Company’s redeemable convertible preferred stock upon the public offering and the corresponding elimination of these preferences resulting in an increased common stock valuation.
     The prospects of a successful offering by the Company remained uncertain as of June 3, 2010 and continue to remain uncertain today. The public capital markets have experienced

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 13
extreme volatility and uncertainty in the months that have passed since the Company initially filed the Registration Statement. As a result, several proposed initial public offerings during this period, including initial public offerings by technology companies, have been abandoned, delayed or priced below their proposed price range.
     Additional data provided by the representatives of the two managing underwriters indicates that there is substantial risk inherent in estimating the value of the Company and, accordingly, the price range the Company currently expects to be included on the cover of the preliminary prospectus may need to be adjusted. Specifically, the underwriters presented a list of thirteen companies that completed an initial public offering since April 2010. Of these thirteen companies, seven priced below the low-point of the price range indicated on their respective preliminary prospectus, two priced at the mid-point of the price range indicated on their respective preliminary prospectus and four priced below the mid-point of the price range indicated on their respective preliminary prospectus. The average of all thirteen initial public offerings was 17% below the price range indicated on their respective preliminary prospectus. The seven offerings that priced below the estimated range on average priced 26% below the mid-point of the price range indicated on their respective preliminary prospectus.
     The combination of these factors has been the primary reason why the Company has been and continues to be unable to determine or provide a final price range to the Staff. Accordingly, while the Company has continued to pursue an initial public offering in the third quarter of 2010, the risk of a withdrawn or failed offering, further delays or pricing below the proposed range remains high.
     Conclusion
     The Company believes that the fair values determined by its Compensation Committee for the common stock applicable to each option grant are appropriate and demonstrate the Compensation Committee and the Company’s diligent efforts to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.
******

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-002
July 2, 2010
Page 14
     Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.
Respectfully submitted,
WILSON SONISINI GOODRICH & ROSATI,
Professional Corporation
/S/PAUL R. TOBIAS
Paul R. Tobias

cc:	Timothy J. Barker, RealPage, Inc.
Margot Lebenberg, RealPage, Inc.
William H. Hinman Jr., Simpson Thacher & Bartlett LLP